Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of July 25, 2011, setting forth by month the number of individual smoking and health cases against PM USA that are scheduled for trial through the end of 2011.

2011

Engle progeny

September 4

October 5

November 4

As of July 25, 2011, no Engle progeny cases were in trial.

Other Individual Smoking & Health

July 1

October 2

November 1

As of July 25, 2011, no non-Engle progeny cases were in trial.